UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                           Professional Bancorp, Inc.
                                (Name of Issuer)

                         Common Stock, $0.008 par value
                         (Title of Class of Securities)

                                   743112-10-4
                                 (CUSIP Number)

                             Mitchell S. Eitel, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 16, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being with the statement [ ].

CUSIP No. 743112-10-4

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Basswood Partners, L.P.

2. Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             WC

5.  Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2
    (d) or 2 (e)

             [ ]

6.  Citizenship or Place of Organization

             Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:


8.  Shared Voting Power:

             150,211

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

             150,211

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             150,211

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

             [  ]

13. Percent of Class Represented by Amount in Row (11)

             7.5%

14. Type of Reporting Person

             PN

CUSIP No. 743112-10-4

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Basswood Management, Inc.

2. Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             WC

5.  Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2
    (d) or 2 (e)

             [ ]

6.  Citizenship or Place of Organization

             Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:


8.  Shared Voting Power:

             150,211

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

             150,211

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             150,211

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

             [  ]

13. Percent of Class Represented by Amount in Row (11)

             7.5%

14. Type of Reporting Person

             CO

CUSIP No. 743112-10-4

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Matthew Lindenbaum

2. Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             AF

5.  Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2
    (d) or 2 (e)

             [ ]

6.  Citizenship or Place of Organization

             United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:



8.  Shared Voting Power:

             150,211

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

             150,211

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             150,211

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

             [  ]

13. Percent of Class Represented by Amount in Row (11)

             7.5%

14. Type of Reporting Person

             IN

CUSIP No. 743112-10-4

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Bennett Lindenbaum

2. Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             AF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

             [ ]

6.  Citizenship or Place of Organization

             United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:


8.  Shared Voting Power:

             150,211

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

             150,211

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             150,211

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


13. Percent of Class Represented by Amount in Row (11)

             7.5%

14. Type of Reporting Person

             IN

This Amendment No. 1 has been filed for the purpose of amending the disclosure in Items 3, 5 and 7 relating to the current number of shares of Common Stock of Professional Bancorp Inc. (the "Shares") deemed beneficially owned by each of Basswood Partners, L.P. ("Basswood"), Basswood Management, Inc., Bennett Lindenbaum and Matthew Lindenbaum.

Item 1.     Security and Issuer.
            --------------------

            No change.

Item 2.     Identity and Background.
            ------------------------

            No change.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 150,211 Shares. As of the date hereof, such Shares are held by the Accounts. The Shares have been purchased in open market transactions at an aggregate cost of $2,530,469.47. The funds for the purchase of the Shares held by the Accounts have come from the various Accounts' respective working capital. No leverage was used to purchase any of the Shares. However, one or more of the Accounts' working capital may include the proceeds of margin loans entered into in the ordinary course of business with Goldman, Sachs & Co., such loans being secured by the securities owned by such Accounts.

Item 4.     Purpose of Transaction.
            -----------------------

            No change.

Item 5.     Interest in Securities of Issuer.
            ---------------------------------

               As of the date hereof, the Reporting Persons each may be deemed to be the beneficial owners of 150,211 Shares. Based on the Company's Quarterly Report on 10-Q for the quarterly period ended September 30, 1998, at October 1, 1998 there were believed to be a total of 1,995,243 Shares outstanding. Therefore, the Reporting Persons collectively may be deemed to be the beneficial owners of approximately 7.5% of the outstanding Shares. The Reporting Persons collectively have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares of which they may be deemed to be the beneficial owners. On December 8, 1998, the Accounts purchased 7,000 Shares in open market transactions for an aggregate cost of $116,935. On December 16, 1998, the Accounts purchased 30,000 Shares in open market transactions for an aggregate cost of $498,000. On December 24, 1998, the Accounts purchased 3,000 Shares in open market transactions for an aggregate cost of $48,150. On December 30, 1998, the Accounts purchased 3,500 Shares in open market transactions for an aggregate cost of $58,952.60. On December 31, the Accounts purchased 10,000 Shares in open market transactions for an aggregate cost of $171,050. The funds for all such purchases came from such purchasers' working capital.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            ------------------------------------

            No change.

Item 7.     Material to be Filed as Exhibits.
            ---------------------------------

            An agreement relating to the filing of a joint statement as required by Rule 13a-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                    BASSWOOD PARTNERS, L.P.

                                    By: Basswood Management, Inc.,
                                        its General Partner


                                    By:   /s/ Matthew Lindenbaum
                                    ----------------------------------
                                         Matthew Lindenbaum, President



                                       /s/ Matthew Lindenbaum
                                    ----------------------------------
                                          (Matthew Lindenbaum)



                                       /s/ Bennett Lindenbaum
                                    ----------------------------------
                                          (Bennett Lindenbaum)

January 4, 1999

                                                                      Exhibit A

                                    AGREEMENT

         The undersigned agree that the attached Schedule 13D relating to the Common Stock of Professional Bancorp, Inc. shall be filed on behalf of each of the undersigned.

Dated:  January 4, 1999

                                    BASSWOOD PARTNERS, L.P.

                                    By: Basswood Management, Inc.,
                                        its General Partner


                                    By:   /s/ Matthew Lindenbaum
                                    ----------------------------------
                                         Matthew Lindenbaum, President



                                       /s/ Matthew Lindenbaum
                                    ----------------------------------
                                          (Matthew Lindenbaum)



                                       /s/ Bennett Lindenbaum
                                    ----------------------------------
                                          (Bennett Lindenbaum)